FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of October


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


BG Group plc
1 October 2004
                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 24,869,818
Bank of New York Nominees - 5,400,270
Northern Trust - 1,304,652
Chase Nominees Ltd - 73,096,783
BT Globenet Nominees Ltd - 2,074,161
Midland Bank plc - 21,948,618
Cede & Co. - 125,800
Deutsche Bank Mannheim - 3,000
Bankers Trust - 6,406,400
Barclays Bank - 1,047,900
Citibank London - 30,900
Royal Trust - 36,100
Nortrust Nominees - 19,571,732
Royal Bank of Scotland - 228,400
MSS Nominees Limited - 197,000
State Street Bank & Trust Co - 154,900
Citibank - 30,300
RBSTB Nominees Ltd - 4,700
Citibank NA - 139,600
Deutsche Bank AG - 7,700
HSBC Bank plc - 25,900
Mellon Bank NA - 499,700
ROY Nominees Limited - 228,400
Mellon Nominees (UK) Limited - 4,936,348
HSBC - 111,100
JP Morgan Chase Bank - 590,100
TOTAL Capital Guardian Trust Company 163,070,282

State Street Nominees Limited - 1,757,486
Bank of New York Nominees - 26,940,611
Northern Trust - 6,261,811
Chase Nominees Ltd - 15,217,494
Midland Bank plc - 882,600
Bankers Trust - 1,436,477
Barclays Bank - 633,900
Citibank London - 2,600,600
Morgan Guaranty - 1,212,600
Nortrust Nominees - 19,150,131
Royal Bank of Scotland - 1,655,400
MSS Nominees Limited - 197,900
State Street Bank & Trust Co - 4,480,280
National Westminster Bank - 239,200
Lloyds Bank - 107,400
Citibank NA - 100,900
Deutsche Bank AG - 4,891,843
HSBC Bank plc - 4,684,389
Mellon Bank NA - 1,030,265
Northern Trust AVFC - 970,954
KAS UK - 310,353
Mellon Nominees (UK) Limited - 538,000
Bank One London - 747,900
Clydesdale Bank plc - 237,500
JP Morgan Chase Bank - 103,000
TOTAL Capital International Limited 96,388,994

State Street Nominees Limited - 28,400
Bank of New York Nominees - 57,400
Chase Nominees Ltd - 6,695,971
Credit Suisse London Branch - 79,600
Midland Bank plc - 1,092,200
Barclays Bank - 1,347,900
Pictet & Cie, Geneva - 72,600
Citibank London - 97,900
Brown Bros -126,700
Nortrust Nominees - 41,000
Morgan Stanley - 47,000
Royal Bank of Scotland - 413,611
J P Morgan - 2,823,137
State Street Bank & Trust Co - 415,600
National Westminster Bank - 207,000
Lloyds Bank - 168,759
RBSTB Nominees Ltd - 187,900
Citibank NA - 51,200
Deutsche Bank AG - 221,900
HSBC Bank plc - 572,617
HSBC - 41,700
TOTAL Capital International SA 14,790,095

State Street Nominees Limited - 9,663,227
Bank of New York Nominees - 1,788,996
Northern Trust - 150,400
Chase Nominees Ltd - 9,044,020
Midland Bank plc - 482,600
Bankers Trust - 64,400
Citibank London - 157,800
Brown Bros - 225,400
Nortrust Nominees - 1,358,513
Royal Bank of Scotland - 370,400
State Street Bank & Trust Co - 810,732
Citibank - 127,577
RBSTB Nominees Ltd - 69,000
Citibank NA - 1,273,832
HSBC Bank plc - 493,137
JP Morgan Chase Bank - 965,300
TOTAL Capital International Inc 27,045,334

State Street Nominees Limited - 46,056,737
Chase Nominees Ltd - 4,570,000
TOTAL Capital Research and Management Company 50,626,737

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

1 October 2004

12. Total holding following this notification

351,921,442 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

9.96%

14. Any additional information

Previously notified 10.907% on 23 June 2004

Shares in issue as at 30 September 2004 - 3,533,576,662

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

1 October 2004

www.bg-group.com


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date:01 October, 2004                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary